Exhibit 21.1

MERU NETWORKS – SUBSIDIARY LIST AS OF 12/31/2014

Subsidiary	Jurisdiction
Meru Networks International, Inc.	Delaware
Meru Networks India Private Limited	India
Meru Networks K.K.	Japan
Meru Networks Pty Limited	Australia
Meru Networks B.V.	Netherlands
Meru Networks Canada, Inc.	Canada
Meru Networks Singapore PTE Limited	Singapore
Meru Networks UK Limited	United Kingdom
Meru Networks Germany, GmbH	Germany
Meru Networks Sweden AB	Sweden
Meru Networks Hong Kong Limited	Hong Kong